FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 under

the Securities Exchange Act of 1934

For the month of March 2010	Commission File Number 001-33159

AERCAP HOLDINGS N.V.

(Translation of Registrant’s Name into English)

Stationsplein 965, 1117 CE Schiphol Airport, The Netherlands, +31-20-655-9655

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 — N/A

Exhibits

99.1	AerCap Holdings N.V. and Genesis Lease Limited Press Release, dated March 25, 2010, entitled “AerCap and Genesis Lease Complete Merger in an All Share Transaction”

Other Events

AerCap Holdings N.V. (“AerCap”) (NYSE: AER) and Genesis Lease Limited (“Genesis”) (NYSE: GLS) completed the previously announced Agreement and Plan Amalgamation among AerCap, Genesis, and a wholly-owned subsidiary of AerCap, AerCap International Bermuda Limited (“AerCap International”).  Pursuant to the agreement, Genesis has amalgamated with AerCap International in an all share-for-share transaction (the “Amalgamation”).  As a result of the Amalgamation, former Genesis shareholders will receive one AerCap ordinary share for every Genesis common share they owned.  The resulting amalgamated company will continue as a subsidiary of AerCap.

The Amalgamation was approved by the shareholders of Genesis at a special general meeting held on March 23, 2010 and became effective upon the filing of the related Certificate of Amalgamation with the Registrar of Companies in Bermuda on March 25, 2010.

A copy of the Press Release is attached to this Report on Form 6-K as Exhibit 99.1 and is incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AERCAP HOLDINGS N.V.

By:	/s/ Klaus Heinemann
Name:	Klaus Heinemann
Title:	Authorized Signatory

Date:  March 25, 2010

EXHIBIT INDEX

99.1                      AerCap Holdings N.V. and Genesis Lease Limited Press Release, dated March 25, 2010, entitled “AerCap and Genesis Lease Complete Merger in an All Share Transaction”